Exhibit (e)(15)

March 28, 2025

Dear Anup:

As you know, CARGO Therapeutics, Inc. (“CARGO” or the “Company”) is winding down its business operations and will over the coming months end all operations and terminate all employees. The Company considers your continued employment through your currently expected termination date, November 13, 2025, essential to CARGO’s objectives and is offering you the retention bonus described below.

If you remain continuously employed by the Company through the Retention Date (as defined below), then you will earn a retention bonus in an amount equal to fifty percent (50%) of your current annual base salary, in an amount equal to $250,000 (the “Retention Bonus”). If earned, the Retention Bonus will be paid to you within ten (10) days of the Retention Date, less deductions and withholdings. In the event your employment ends for any reason before the Retention Date, then you will not be eligible for and will not earn any portion of the Retention Bonus, provided however you will remain eligible to receive all severance and separation benefits offered to you in your separation agreement, provided that you comply with the requirements therein and in your March 18, 2025 termination notice from the Company.

For purposes of this letter, the “Retention Date” means the earlier of the following events:

•	The date of termination by the Company not for Cause as defined in the Company’s 2023 Equity Plan; or

•	The closing of a Strategic Transaction[1]; or

•	A date that the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) otherwise determines.

It is intended that this payment satisfy, to the greatest extent possible, any applicable exemption from the application of Internal Revenue Code (the “Code”) Section 409A, and this letter will be construed to the greatest extent possible as consistent with the terms of any such exemption.

Nothing in this letter alters the status of your at-will employment relationship with the Company. Nor do the terms herein affect the terms and conditions of your offer letter from the Company or supersede such

1 For purposes of eligibility to receive the Retention Bonus, “Strategic Transaction” means the: (i) the dissolution or liquidation of the Company; (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity; (iii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity (or its ultimate parent, if applicable); (iv) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transactions; or (v) any other acquisition of the business of the Company, as determined by the Board of Directors.

offer letter or any other agreements with the Company.

The terms set forth herein form the complete and exclusive statement of terms between you and the Company with regard to this subject matter. These terms supersede any other agreements or promises made to you by anyone, whether oral or written, on this subject, and cannot be modified or amended except in a writing signed by the Compensation Committee.

Sincerely,

/s/ Halley Gilbert

Halley Gilbert

Chief Legal Officer, CARGO Therapeutics, Inc.

I acknowledge that I have read, understand and agree with the terms set forth herein:

/s/ Anup Radhakrishnan	3/28/2025
Anup Radhakrishnan	Date